UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 5, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

KapStone Paper and Packaging Corporation

File No. 1-33494 - CF#22319

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        KapStone Paper and Packaging Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on July 2, 2008.

        Based on representations by KapStone Paper and Packaging Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.10   through July 2, 2018

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Pamela Howell
        Special Counsel